June 14, 2010
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	Express Scripts, Inc. Form 10-K for the fiscal year ended December 31, 2009 Form 8-K filed February 24, 2010 Schedule 14A filed March 24, 2010 File No. 000-20199
Dear Mr. Rosenberg:
I am writing this letter on behalf of Express Scripts, Inc. (the “Company”) in response to the comment letter of the Staff of the Commission dated May 25, 2010 regarding the above-referenced filings of the Company. This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.
The numbered paragraphs below correspond to the paragraphs of your Comment Letter. Your comments are repeated in boldface, and our responses in ordinary type follow.
1.	We note your discussion of each director and nominee’s background and business experience beginning on page 5. In accordance with newly revised Item 401(e)(2) of Regulation S-K, please provide draft disclosure to be included in an amended Form 10-K which includes disclosure regarding the directorships held by each director and nominee during the past five years.
The Company acknowledges that certain past directorships were inadvertently omitted from the biographies of three of the twelve directors and nominees, and has reviewed and enhanced its procedures to prevent such omission in the future. (Past directorships had been included for one of the other directors). In this case, however, the Company does not believe that the omission of such information materially changed the information provided to shareholders, based on, among other things, the following:
•	The Adopting Release (No. 33-9089) explained the rationale for the new requirement, stating that “expanding this disclosure to include service on boards of those companies for the past five years (even if the director or nominee no longer serves on that board) will allow investors to better evaluate the relevance of a director’s or nominee’s past board experience, as well as professional or financial relationships that might pose potential conflicts of interest (such as past membership on boards of major suppliers, customers, or competitors).” The omitted directorships did not, in this case, present any such conflicts of interests.
•	In most cases, the biographies of the directors already indicated that the individual had served on the boards of other public or private companies, with names of current directorships listed. As a result, shareholders were generally aware that the directors had such previous experience.

•	The omissions only related to three directors, who were incumbents and for whom detailed biographies setting forth their qualifications and accomplishments were provided, it being evident that these individuals have deep experience and well qualified to serve as directors.
On this basis, the Company respectfully proposes to include disclosures in future filings substantially similar to that attached as Annex A, which restates the biographies of the directors and nominees in 2010 to include such past directorships, as well as relevant dates.
2.	In accordance with newly revised Item 407(c)(2)(vi) of Regulation S-K, please provide draft disclosure to be included in an amended Form 10-K discussing how the compensation committee considers diversity in identifying nominees for director.
The Company believes that its disclosure satisfied the requirements of S-K Item 407(c)(2)(vi) as the Company discloses whether and how the nominating committee considers diversity in identifying nominees. In particular, the 2010 proxy statement states under “I. Election of Directors” on page 5:
“As described in more detail below, our board believes that each of our directors meets such criteria and has attributes and experience that make him or her well qualified to serve on our board of directors. In order to find the most valuable talent available to meet these criteria, our board considers, among other factors, character, judgment, and personal and professional integrity of members and candidates for the board as well as relevant professional skills, depth of business experience and the makeup and diversity of our existing board, pursuant to our Corporate Governance Guidelines.” [Emphasis added]
Similarly, the proxy statement further states under “Corporate Governance — Selection of Nominees for Board of Directors” on pages 14-15:
“The Corporate Governance Committee is responsible for evaluating potential candidates to serve on our board of directors, and for recommending nominees to be presented for election to the board of directors at our annual meeting of stockholders. In evaluating potential director candidates, including incumbent directors, the Corporate Governance Committee considers the skills and characteristics possessed by each candidate in the context of the perceived needs of the board of directors at that point in time in an effort to ensure that there is a blend of skills and experience that will enhance the effectiveness of the board of directors. Among the factors considered by the Corporate Governance Committee in considering a potential nominee are the following:
•	the nominee’s independence;

•	the nominee’s relevant professional skills and depth of business experience;

•	the nominee’s character, judgment, and personal and professional integrity;

•	the nominee’s ability to read and understand corporate financial statements;

•	the nominee’s willingness to commit sufficient time to attend to his or her duties and responsibilities as a member of the board of directors;

•	the nominee’s qualifications for membership on certain committees of the board of directors;

•	any potential conflicts of interest involving the nominee; and

•	the composition and diversity of our existing board of directors.” [Emphasis added]
However, in the interest of fuller disclosure, the Company respectfully proposes to include an additional section under the immediately preceding section in future filings, substantially similar to the following:
“Although the Board has not adopted a formal policy on diversity, the Committee considers the diversity, age, skills, and experience of directors in the context of the overall needs of the Board. The Committee evaluates diversity in a broad sense, recognizing the benefits of racial and gender diversity, but also considering the breadth of backgrounds, skills, and experiences that directors and candidates may bring to our Board.”

3.	For the annual bonuses paid for the 2009 fiscal year you disclose the EPS and EBITDA targets under the heading “2009 Annual Bonus Plan Results” and the actual EPS and EBITDA levels achieved; however, it does not appear that you have disclosed the “stretch” financial targets or the “work plan goals” discussed in your Form 8-K filed March 9, 2010. Please provide us with draft disclosure to be included in an amended Form 10-K discussing each “stretch” financial target and “work plan goal” considered by the compensation committee and board of directors for each named executive officer individually and how the achievement of such targets and goals translated into the actual payment of 200% of each officer’s target award. To the extent that the goals are quantified, the discussion should also be quantified. If you did not establish and communicate “work plan goals” to your named executive officers for the 2009 fiscal year, please describe the evaluation of the individual performance of the named executive officer and how this evaluation affected the actual bonuses paid.
The Company believes that the material elements of the 2009 Annual Bonus Plan were appropriately disclosed. On page 22 of the proxy statement, CD&A disclosed the following:
•	If the EPS target is achieved or exceeded and the EBITDA target is exceeded, then 50% of the amount by which EBITDA is greater than the EBITDA target will be used to supplement the bonus pool up to a maximum of 200%. If the Company achieves or exceeds its EPS target, but fails to meet its EBITDA target, the pool will be reduced by 50% of the EBITDA shortfall until the EBITDA target is achieved. If the EPS target is not achieved, then the funding of the bonus pool is 0% and then the Committee, at its discretion, can determine an adjusted bonus pool, if any. . . .

•	For 2009, the level of awards payable represented 200% of an officer’s target award, based on an adjusted EPS of $3.80 versus a budgeted EPS of $3.68 and an adjusted EBITDA of $1,686.0 million against a budgeted EBITDA of $1,581.6 million.
The “stretch” financial targets referred to in the 8-K relate to the Company exceeding the EBITDA target, which results in an opportunity for individuals to receive an increased payout based on the amount by which actual EBITDA exceeds the target. These elements of the 2009 Annual Bonus Plan are more fully discussed in the proxy statement, as noted in the first bullet point above.
Although, as disclosed in CD&A, individual payouts can be adjusted from 0% to 150% of target based on performance against individual goals, the Company does not believe the individual goals themselves were material in 2009, based on the following:
•	Company performance in 2009 exceeded the EPS and EBITDA targets by a wide margin, such that bonuses would have far exceeded 250% if there had been no maximum percentage established under the plan.

•	As the maximum payout was awarded to each of the NEOs, it is clear that non-financial goals did not result in any adjustment in 2009.

•	Further, as disclosed in the proxy statement, the Committee has discretion to evaluate the non-financial goals, which are not assigned any particular weighting.
However, in the interest of fuller disclosure, the Company respectfully proposes to include additional disclosure in the 4th bullet point on page 22 in future filings, substantially similar to the following (adjusted to reflect the particular circumstances at that time):
“each executive officer’s respective bonus targets, which range from 60% to 130% of base salary. Each individual’s payout award can be adjusted from 0% to 150% of target based on performance against individual goals as determined through a subjective evaluation by the Committee (and, in the case of senior executives, also by the chief executive officer), in its discretion, of the extent to which non-financial goals were achieved. These goals relate to the strategic and other non-financial objectives for the operating units for which the executive has responsibility or, in the case of the chief executive officer, the company as a whole.” [New text is underlined]
Additionally, the Company respectfully proposes to include additional disclosure in the paragraph captioned “2009 Annual Bonus Plan Results” on page 22 in future filings, substantially similar to the following (adjusted to reflect the particular circumstances at that time):
“For 2009, the level of awards payable represented 200% of an officer’s target award, based on an adjusted EPS of $3.80 versus a budgeted EPS of $3.68 and an adjusted EBITDA of $1,686.0 million against a budgeted EBITDA of $1,581.6 million. In view of the Company’s outstanding performance in 2009, no adjustments were made to the awards based on achievement of non-financial goals.” [New text is underlined]

4.	We acknowledge your response to our previous comment six. Please address the following comments related to your acquired intangible assets in the NextRx transaction:
•	Please clarify for us whether the $65 million intangible asset related to external customers relates to contracts with insurers other than WellPoint, the non-contractual relationship with insured patients, or a combination of both.
The $65 million intangible asset related to external customers relates to customers who had contracted directly with NextRx for PBM services and are not affiliated with WellPoint. These customers primarily relate to insurers/payors and are not relationships directly with the insured parties. The PBM services provided to these external customers are consistent with those provided to most of our other existing PBM clients in the ordinary course of business.
•	Confirm to us that the 15 year life you use to amortize the $1,585 million intangible asset is the same as the length of time expected to generate cash flows from the agreement that you used to value this intangible asset.
Based on industry averages, prior PBM acquisition experience and the most recent fair value accounting guidance, we utilize an established framework and process for valuing the cash flows of a PBM agreement related to an acquisition. We begin with a 20 year time horizon and then modify this time horizon based on the specific estimates and assumptions of the particular transaction. For this transaction, we utilized a cash flow model with a 20 year time horizon which we believe provides the best estimate of the value.
As discussed in our previous letter dated May 10, 2010, a probability-adjusted methodology was used to determine that a 15 year pattern of benefit amortization period represents the most probable life, taking into account customer renewals. Furthermore, substantially all (96%) of the present value of the cash flows related to the $1,520 million WellPoint customer contract intangible asset is captured in the initial 15 year period. Based on these factors, we believe our expected cash flow period and amortization period are consistent.
A similar process was followed for the $65 million external customer contract intangible asset in concluding that a 10 year amortization period was appropriate.
•	To the extent applicable, please identify and quantify the $1,520 million intangible asset related to the PBM agreement with WellPoint into individual components, including but not limited to the following, as applicable:
•	The contractual customer relationship between NextRx and WellPoint;

•	The favorable/unfavorable asset or liability related to contract pricing of the PBM agreement; and/or

•	The exclusivity component.
To the extent a component listed is not applicable, please tell us why.
The contractual customer relationship between NextRx and WellPoint is very similar, if not identical in some instances, to most contractual PBM customer relationships in our industry. The contract offers integrated PBM services such as network pharmacy management, home delivery and specialty pharmacy services, drug formulary management, claims adjudication and other services on an exclusive basis with agreed upon pricing for such services. It is customary in the PBM industry for customer contracts to be fully integrated, exclusive in nature with agreed upon pricing reflective of these integrated services for the term of the contract. We believe this integrated approach is most advantageous for the customer and the PBM in most instances.
The pricing offered to WellPoint is reflective of this exclusive, integrated offering and also considers other factors such as the estimated number of prescriptions, the effort and cost to administer the contract as well as the expertise required to comply with changing regulations. We believe that we have provided WellPoint with pricing that is competitive in the markets in which the business competes. Providing WellPoint with competitive pricing is critical to the success of the transaction for both parties. Overly favorable pricing for Express Scripts could limit the ability to successfully sell the PBM offering to WellPoint’s clients. Overly unfavorable pricing for Express Scripts could result in an economically unattractive transaction for Express Scripts.
Due to the interdependence of the factors noted above and other variables, it is difficult to value individual components of the contract with a high degree of accuracy or confidence. As a result, the $1,520 million intangible asset associated with the WellPoint contract was not contracted, modeled or valued in individual components. We valued the projected future cash flows related to this asset in its entirety based on the methodology previously described in our letter dated May 10, 2010. We believe valuing the contract in the aggregate is the best approach given industry norms and the specific attributes of this transaction.
5.	You indicate in your proposed revised disclosure that goodwill includes a tax benefit derived from the election under Section 338(h)(10) of the Internal Revenue Code. We also see in your current disclosure that you estimate a value between $800 million and $1.2 billion as a result of this election. Please revise your disclosure to indicate how this estimated benefit is reflected in your financial statements including your income tax disclosure in Note 10. Tell us why you believe that your accounting and disclosure complies with GAAP and provide reference to the applicable paragraphs in the Accounting Standards Codification.
The election of the Section 338(h)(10) of the Internal Revenue Code increased the amount that the Company was willing to pay because it results in the goodwill and other intangible assets being tax deductible over a 15 year period. However, there was no separate asset recorded in the financial statements at the time of the acquisition for this future tax benefit in accordance with ASC 805, Business Combinations, as the tax basis was equal to the book basis. The disclosure was intended to explain the underlying reasons for the recognition of goodwill. Subsequent to the acquisition date, temporary differences arising between the tax basis and book basis of the intangible assets and goodwill will be recorded through deferred taxes.
The Company respectfully proposes to include additional disclosure in Note 3 in future filings, substantially similar to the following:
     The parties have agreed to make an election under Section 338(h)(10) of the Internal Revenue Code with respect to the transaction which results in the goodwill and other intangibles generated being tax deductible over 15 years. We estimate the value of such election to us to be between $800 million and $1.2 billion dependent upon the discount factor and tax rate assumed. This benefit will be realized over the 15 year period as the goodwill and other intangibles are amortized and deducted for tax purposes. There was no separate asset related to this tax benefit recorded in our consolidated financial statements upon close of the acquisition as the tax basis of these assets was equal to their book basis. Additionally, at the closing of the acquisition, we entered into a 10-year contract with WellPoint (the “PBM agreement”) under which we will provide pharmacy benefits management services to WellPoint and its designated affiliates which were previously provided by NextRx. The services provided under the PBM Agreement include retail network pharmacy management, home delivery and specialty pharmacy services, drug formulary management, claims adjudication and other services consistent with those provided to other PBM.
[New text is underlined]
*****
The Company appreciates your prompt review and looks forward to hearing from you with respect to the foregoing responses. If you have any questions or if you require any additional information with respect to these matters, please do not hesitate to contact me at (314) 684-5107.
Sincerely,

/s/ Jeffrey Hall
Jeffrey Hall
Executive Vice President and Chief Financial Officer

cc:	Keith Ebling Express Scripts, Inc.

Sasha Parikh Mark Brunhofer Laura Crotty Securities and Exchange Commission Division of Corporation Finance

Annex A
[New text is underlined]
Name, Position and Principal Occupation
Gary G. Benanav, 64, was elected a director of Express Scripts in January 2000. Mr. Benanav brings extensive legal and management experience to our board of directors, including over 9 years as a chief executive officer in the life insurance and financial services industry. He has served as Vice Chairman and a Director of New York Life Insurance Company or “New York Life,” a life insurance and financial services company, from November 1999 until his retirement in March 2005 and as Chairman and Chief Executive Officer of New York Life International from December 1997 until his retirement in March 2006. Mr. Benanav has served or serves on the boards of numerous public companies, and has held leadership roles in industry trade groups. Mr. Benanav is a director of Barnes Group, Inc.
Frank J. Borelli, 74, was elected a director of Express Scripts in January 2000. Mr. Borelli brings extensive management, financial reporting, accounting and controls, and corporate finance experience to our board of directors, including over 15 years as a chief financial officer and over 20 years as a public accountant. Mr. Borelli served as Chief Financial Officer and a director of Marsh & McLennan Companies, Inc. or “M&MC” from 1984 until reaching his normal retirement date in 2000. Mr. Borelli also served Senior Vice President of Finance and Administration at M&MC. Mr. Borelli has also served or serves on the boards of several public and private companies. Mr. Borelli was a Senior Advisor to Stone Point Capital, an investment management company and formerly a wholly-owned subsidiary of M&MC, from his retirement from M&MC in January 2001 through December 2008. Mr. Borelli is a director and Audit Committee Chairman of Genworth Financial, Inc. and is also a director of the Interpublic Group of Companies.
Maura C. Breen, 54, was elected a director of Express Scripts in July 2004. Ms. Breen brings extensive marketing and management experience to the board of directors, including over 8 years as an executive corporate officer. Ms. Breen served as Senior Vice President and General Manager for the New York Region for Verizon Communications, Inc. or “Verizon,” a provider of communications services, from March 2006 until her retirement in September 2008. Previously, Ms. Breen was Senior Vice President/Support Services, Network Services Group for Verizon, from December 2003 through March 2006. Ms. Breen also served as Senior Vice President & Chief Marketing Officer, Retail Market Groups for Verizon from July 2001 through December 2003.
Nicholas J. LaHowchic, 62, was elected a director of Express Scripts in July 2001. Mr. LaHowchic brings extensive management experience, including over 16 years as an executive corporate officer. Mr. LaHowchic is currently President of Diannic, LLC, a management consulting firm. Previously, he served as President and Chief Executive Officer of Limited Logistics Services, Inc. or “LLS,” from October 1997, and as Executive Vice President for Limited Brands, Inc., a retail apparel company and the parent of LLS, from April 2004 until his retirement from LLS in February 2007. LLS provides supply chain, compliance and procurement services to retailers including Limited Brands, Inc. Mr. LaHowchic also served as a director of Advance Autoparts from 2006 to 2009.
Thomas P. Mac Mahon, 63, was elected a director of Express Scripts in March 2001. Mr. Mac Mahon brings extensive management and industry experience, including over 9 years as a chief executive officer. Mr. Mac Mahon served as President and Chief Executive Officer and a member of the Executive and Management Committees of Laboratory Corporation of America Holdings or

“LabCorp,” the second largest independent clinical laboratory company in the U.S., from January 1997 until his retirement in December 2006. Mr. Mac Mahon has also served or serves on the boards of numerous public and private companies, including Golden Pond Healthcare from 2007 to 2009. Mr. Mac Mahon is currently a director of LabCorp and currently serves as Chairman of the Board of PharMerica Corporation and as a member of its compensation committee.
Frank Mergenthaler, 49, was elected a director of Express Scripts in January 2009. Mr. Mergenthaler brings extensive management, financial reporting, accounting and controls, corporate finance and marketing experience to our board of directors, including over 10 years as a chief financial officer. He is currently Executive Vice President and Chief Financial Officer of Interpublic Group of Companies, Inc., an advertising and marketing services company, and has served in this capacity since July 2005. From April 2002 to July 2005, Mr. Mergenthaler was Executive Vice President and Chief Financial Officer of Columbia House Company, a direct marketer of entertainment content.
Woodrow A. Myers Jr., M.D., 56, was elected a director of Express Scripts in May 2007. Dr. Myers brings extensive medical and management experience in the healthcare industry to the board of directors, including over 10 years as an executive officer. Dr. Myers has served as the Managing Director of Myers Ventures, LLC, a healthcare consulting company, since December 2005. Dr. Myers served as Executive Vice President and Chief Medical Officer of WellPoint, Inc., a health benefits company, from September 2000 through December 2005. Dr. Myers has also served or serves on the boards of numerous public and private companies, including ThermoGenesis, Corp. from 2006 to 2009, Cardionet, Inc. from 2008 to 2009, Mozambique Healthcare Consortium, Stanford University Hospital & Clinics, and as former Commissioner of Health for New York City and also for the State of Indiana. He is currently a director of Genomic Health, Inc.
John O. Parker, Jr., 65, was elected a director of Express Scripts in July 2001. Mr. Parker brings extensive corporate finance and management experiences to the board of directors, having served as a Venture Partner with Rho Ventures LLC, a venture capital firm, since January 2002. Mr. Parker has also served as chief information officer of several public companies including SmithKline Beecham, Sea-land Corporation, Squibb Corporation and Baxter Healthcare. He is currently serving as a member of the boards of directors of PHT Corporation and Medical Present Value, Inc., both privately held companies.
George Paz, 54, was elected a director of Express Scripts in January 2004 and has served as Chairman of the Board since May 2006. Mr. Paz has extensive knowledge about Express Scripts and the opportunities and challenges we face, and brings over 30 years of experience to our board of directors, including 5 years as our chief executive officer and over 10 years as a chief financial officer. Mr. Paz is a Certified Public Accountant and has experience in relevant areas such as tax, financial reporting, accounting and controls, corporate finance, insurance and risk management, government regulation, and employee health benefits. He was elected President of Express Scripts in October 2003 and also assumed the role of Chief Executive Officer of Express Scripts on April 1, 2005. Mr. Paz joined Express Scripts and was elected Senior Vice President and Chief Financial Officer in January 1998 and continued to serve as Express Scripts’ Chief Financial Officer following his election to the office of President until his successor joined Express Scripts in April 2004. Mr. Paz is currently a member of the board of directors of Honeywell International, Inc.
Samuel K. Skinner, 71, was elected a director of Express Scripts in February 2004. Mr. Skinner brings extensive legal, regulatory, governmental affairs and management experience to our board of directors, including having served as a chief executive officer. Mr. Skinner has been Of Counsel with the law firm of Greenberg Traurig, LLP since 2004. Mr. Skinner previously served as Chairman,

President, and Chief Executive Officer of USF Corporation (formerly USFreightways Corporation) or “USF,” a transportation, freight forwarding and supply chain management company, from 2000 until his retirement in 2003. Mr. Skinner also served as Chief of Staff to former President George H.W. Bush, and, prior to his White House service, he served in the President’s cabinet as Secretary of Transportation for nearly 3 years, and is currently a member of the Council on Foreign Relations. Mr. Skinner has also served or serves on the boards of numerous public and private companies, including Diamond Management & Technology Consultants from 2003 to 2009; Midwest Air Group Inc. from 1998 to 2008; Dade Behring Holdings from 2004 to 2007; Click Commerce Inc. from 2003 to 2006; and APAC Customer Services Inc. from 2003 to 2005. Mr. Skinner is currently a director of Navigant Consulting, Inc., APAC Customer Services, MedAssets, and Echo Global Logistics.
Seymour Sternberg, 66, was elected a director of Express Scripts in March 1992. Mr. Sternberg brings extensive management experience to the board of directors, including over 30 years as an executive corporate officer and more than 11 years as a chief executive officer in the life insurance and financial services industry. Mr. Sternberg became Chief Executive Officer and Chairman of the Board of New York Life in April 1997, and served as Chief Executive Officer until his retirement in June 2008. Mr. Sternberg continued to serve as non-executive Chairman of the Board of New York Life until May 2009. Mr. Sternberg was appointed by former President Clinton as one of three U.S. representatives to the Business Advisory Council of the Asia-Pacific Economic Cooperation. Mr. Sternberg has also served or serves on the boards of several public or private companies and charitable organizations. Mr. Sternberg is currently a director of CIT Group, Inc. and the Chairman of the Board of Trustees of Northeastern University.
Barrett A. Toan, 62, was elected a director of Express Scripts in October 1990 and served as Chairman of the Board from November 2000 until May 2006. Mr. Toan has extensive knowledge about Express Scripts, and brings over 20 years of experience as an executive corporate officer in the healthcare industry to our board of directors, including 13 years as a chief executive officer. Mr. Toan was Express Scripts’ Chief Executive Officer from March 1992 until his retirement in March 2005. Mr. Toan was an executive employee of Express Scripts from May 1989 until his retirement. Mr. Toan has also served or serves on the boards of several public and private companies and charitable organizations. Mr. Toan is currently a director of Sigma-Aldrich Corporation and Genworth Financial, Inc.